082-00913

Sainsbury's

RECEIVED
2009 OCT -8 P 1:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

09047104

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 01 October 2009

SUPPL

Dear Sir

J Sainsbury Announces: Total Voting Rights & Capital.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 1st October 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

20/001004

justina.marfo

01 October 2009

J Sainsbury plc - Voting rights and capital

In accordance with the Disclosure and Transparency Rules (the 'Rules'), we would like to notify the market of the following:

J Sainsbury plc's capital as at 30 September 2009 consists of 1,848,765,641 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,848,765,641.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the Rules.

For further information contact
Philip Davies +44 (0) 20 7695 3681
END